Exhibit 99.2

Results of Operations

Three-month period ended December 31, 2022 compared to the three-month period ended December 31, 2021

During the three-month periods ended December 31, 2022 and 2021, we had an average of 114.7 and 108.1 vessels, respectively, in our fleet.

During the three-month period ended December 31, 2022, we sold the container vessels Sealand Michigan, Sealand Illinois and York with an aggregate TEU capacity of 19,944.

Furthermore, during the fourth quarter of 2022, Costamare Bulkers Inc. (“CBI”) commenced operations. CBI charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions.

In the three-month period ended December 31, 2021, we sold the container vessels ZIM Shanghai and ZIM New York, with an aggregate TEU capacity of 9,984. Furthermore, during the three-month period ended December 31, 2021, we accepted delivery of 13 secondhand dry bulk vessels (Equity, Cetus, Curacao, Rose, Bermondi, Titan I, Orion, Greneta, Merchia, Damon, Pythias, Hydrus and Phoenix) with an aggregate DWT of 811,567.

In the three-month periods ended December 31, 2022 and 2021, our fleet ownership days totaled 10,552 and 9,942 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data(1)

(Expressed in millions of U.S. dollars,	Three-month period ended December 31,			Percentage
except percentages)	2021	2022	Change	Change

Voyage revenue	$283.9	$265.4	$(18.5)	(6.5%)
Voyage expenses	(5.8)	(15.1)	9.3	160.3%
Voyage expenses – related parties	(3.7)	(3.7)	-	n.m.
Vessels’ operating expenses	(60.6)	(70.9)	10.3	17.0%
General and administrative expenses	(3.4)	(3.1)	(0.3)	(8.8%)
Management and agency fees – related parties	(9.7)	(13.9)	4.2	43.3%
General and administrative expenses - non-cash component	(1.9)	(1.4)	(0.5)	(26.3%)
Amortization of dry-docking and special survey costs	(2.9)	(4.0)	1.1	37.9%
Depreciation	(40.9)	(41.7)	0.8	2.0%
Gain on sale of vessels, net	27.8	105.1	77.3	n.m.
Vessels’ impairment loss	-	(1.7)	1.7	n.m.
Foreign exchange gains / (losses)	(0.1)	2.7	2.8	n.m.
Interest income	-	4.9	4.9	n.m.
Interest and finance costs	(25.3)	(35.8)	10.5	41.5%
Gain on sale of equity securities	2.0	-	(2.0)	n.m.
Income from equity method investments	0.8	0.7	(0.1)	(12.5%)
Other	1.0	1.4	0.4	40.0%
Gain on derivative instruments	-	5.3	5.3	n.m.
Net Income	$161.2	$194.2

(Expressed in millions of U.S. dollars,	Three-month period ended December 31,			Percentage
except percentages)	2021	2022	Change	Change

Voyage revenue	$283.9	$265.4	$(18.5)	(6.5%)
Accrued charter revenue	(14.5)	(3.4)	11.1	76.6%
Amortization of time charter assumed	-	0.1	0.1	n.m.
Voyage revenue adjusted on a cash basis (1)	$269.4	$262.1	$(7.3)	(2.7%)

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Vessels’ operational data	Three-month period ended December 31,			Percentage
	2021	2022	Change	Change

Average number of vessels	108.1	114.7	6.6	6.1%
Ownership days	9,942	10,552	610	6.1%
Number of vessels under dry-docking and special survey	2	7	5

Segmental Financial Summary

Three-month period ended December 31, 2021
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels	Other	Total

Voyage revenue	$203.2	$80.7	$-	$283.9
Voyage expenses	(1.7)	(4.1)	-	(5.8)
Voyage expenses – related parties	(2.7)	(1.0)	-	(3.7)
Vessels’ operating expenses	(41.2)	(19.4)	-	(60.6)
General and administrative expenses	(2.3)	(1.1)	-	(3.4)
Management fees – related parties	(6.6)	(3.1)	-	(9.7)
General and administrative expenses - non-cash component	(1.3)	(0.6)	-	(1.9)
Amortization of dry-docking and special survey costs	(2.8)	(0.1)	-	(2.9)
Depreciation	(33.4)	(7.5)	-	(40.9)
Gain on sale of vessels, net	27.8	-	-	27.8
Foreign exchange losses	(0.1)	-	-	(0.1)
Interest and finance costs	(22.5)	(2.8)	-	(25.3)
Gain on sale of equity securities	-	-	2.0	2.0
Income from equity method investments	-	-	0.8	0.8
Other	0.8	0.2	-	1.0
Net Income	$117.2	$41.2	$2.8	$161.2

Three-month period ended December 31, 2022
	Container	Dry bulk
(Expressed in millions of U.S. dollars)	vessels	vessels	CBI	Other	Eliminations	Total
Voyage revenue	$205.6	$59.4	$0.4	$-	$-	$265.4
Intersegment voyage revenue	-	0.8	-	-	(0.8)	-
Voyage expenses	(4.1)	(10.9)	(0.1)	-	-	(15.1)
Intersegment voyage expenses	-	-	(0.8)	-	0.8	-
Voyage expenses – related parties	(2.9)	(0.8)	-	-	-	(3.7)
Vessels’ operating expenses	(43.0)	(27.9)	-	-	-	(70.9)
General and administrative expenses	(1.8)	(1.0)	(0.3)	-	-	(3.1)
Management and agency fees – related parties	(6.9)	(4.2)	(2.8)	-	-	(13.9)
General and administrative expenses - non-cash component	(0.8)	(0.6)	-	-	-	(1.4)
Amortization of dry-docking and special survey costs	(3.3)	(0.7)	-	-	-	(4.0)
Depreciation	(31.7)	(10.0)	-	-	-	(41.7)
Gain on sale of vessels, net	105.1	-	-	-	-	105.1
Vessels’ impairment loss	-	(1.7)	-	-	-	(1.7)
Foreign exchange gains	1.6	1.1	-	-	-	2.7
Interest income	3.0	1.9	-	-	-	4.9
Interest and finance costs	(28.9)	(6.9)	-	-	-	(35.8)
Income from equity method investments	-	-	-	0.7	-	0.7
Other	1.1	0.3	-	-	-	1.4
Gain on derivative instruments	3.2	2.0	0.1	-	-	5.3
Net Income / (Loss)	$196.2	$0.8	$(3.5)	$0.7	$-	$194.2

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(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue decreased by 6.5%, or $18.5 million, to $265.4 million during the three-month period ended December 31, 2022, from $283.9 million during the three-month period ended December 31, 2021. The decrease is mainly attributable to (i) decreased charter rates in certain of our dry-bulk vessels, (ii) revenue not earned by four container vessels and one dry bulk vessel sold during the year ended December 31, 2022, and two container vessels sold during the fourth quarter of 2021, and (iii) increased off-hire days in the fourth quarter of 2022 compared to the fourth quarter of 2021; partly off-set by increased charter rates in certain of our container vessels and revenue earned by 12 dry-bulk vessels acquired during the fourth quarter of 2021 as well as by revenue earned by three dry-bulk vessels and one container vessel acquired during the first quarter of 2022.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) decreased by 2.7%, or $7.3 million, to $262.1 million during the three-month period ended December 31, 2022, from $269.4 million during the three-month period ended December 31, 2021. Accrued charter revenue for the three-months period ended December 31, 2022 and December 31, 2021 was a negative amount of $3.4 million and $14.5 million, respectively.

Voyage Expenses

Voyage expenses were $15.1 million and $5.8 million for the three-month periods ended December 31, 2022 and 2021, respectively. Voyage expenses increased, period over period, partially due to the increased size of our fleet and mainly include (i) fuel consumption mainly related to our dry bulk vessels, (ii) third party commissions, (iii) port expenses and (iv) canal tolls.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.7 million in each of the three-month periods ended December 31, 2022 and 2021. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.4 million, in the aggregate, for the three-month periods ended December 31, 2022 and 2021, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $70.9 million and $60.6 million during the three-month periods ended December 31, 2022 and 2021, respectively. Daily vessels’ operating expenses were $6,719 and $6,103 for the three-month periods ended December 31, 2022 and 2021, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $3.1 million and $3.4 million during the three-month periods ended December 31, 2022 and 2021, respectively, and include amounts of $0.67 million and $0.63 million, respectively, that were paid to a related manager.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $11.1 million and $9.7 million during the three-month periods ended December 31, 2022 and 2021, respectively. Furthermore, during the fourth quarter of 2022 agency fees of $2.8 million, in aggregate, charged by three related agents in connection with the operations of CBI.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended December 31, 2022 amounted to $1.4 million, representing the value of the shares issued to a related party manager on December 30, 2022. General and administrative expenses - non-cash component for the three-month period ended December 31, 2021 amounted to $1.9 million, representing the value of the shares issued to a related party manager on December 30, 2021.

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Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $4.0 million and $2.9 million during the three-month periods ended December 31, 2022 and 2021, respectively. During the three-month period ended December 31, 2022, two vessels underwent and completed their dry-docking and special survey and five vessels were in the process of completing their dry-docking and special survey. During the three-month period ended December 31, 2021, one vessel underwent and completed her dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended December 31, 2022 and 2021 was $41.7 million and $40.9 million, respectively.

Gain on Sale of Vessels, net

During the three-month period ended December 31, 2022, we recorded a gain of $105.1 million from the sale of the container vessels Sealand Michigan, Sealand Illinois and York, which were classified as vessels held for sale as of September 30, 2022 (initially classified as vessels held for sale as of December 31, 2021). During the three-month period ended December 31, 2021, we recorded a gain of $27.8 million from the sale of the container vessels ZIM Shanghai and ZIM New York, which were classified as vessels held for sale at September 30, 2021 (initially classified as vessel held for sale as of June 30, 2021).

Vessels’ Impairment Loss

During the three-month period ended December 31, 2022, we recorded an impairment loss in relation to four of our dry bulk vessels in the amount of $1.7 million, in the aggregate. During the three-month period ended December 31, 2021, no impairment loss was recorded.

Vessels Held for Sale

As of December 31, 2022, the container vessels Sealand Washington and Maersk Kalamata (initially classified as vessels held for sale during the first quarter of 2022) continue to be classified as vessels held for sale. No loss on vessels held for sale was recorded during the fourth quarter of 2022, since each vessel’s fair value less cost to sell, exceeded each vessel’s carrying value. During the three-month period ended December 31, 2021, the container vessels Messini, Sealand Illinois, Sealand Michigan and York were classified as vessels held for sale. No loss on vessels held for sale was recorded during the fourth quarter of 2021, since each vessel’s estimated fair value less costs to sell, exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $4.9 million and nil for the three-month periods ended December 31, 2022 and 2021, respectively.

Interest and Finance Costs

Interest and finance costs were $35.8 million and $25.3 million during the three-month periods ended December 31, 2022 and 2021, respectively. The increase is mainly attributable to the increased average loan balances and increased financing costs during the three-month period ended December 31, 2022 compared to the three-month period ended December 31, 2021.

Gain on Sale of Equity Securities

Gain on sale of equity securities of $2.0 million for the three-month period ended December 31, 2021 represents the difference between the aggregate sale price of 1,221,800 ordinary shares of ZIM as compared to their carrying value as at September 30, 2021.

Income from Equity Method Investments

Income from equity method investments for the three-month period ended December 31, 2022 was $0.7 million ($0.8 million for the three-month period ended December 31, 2021) representing our share of the income in jointly owned companies set up pursuant to the Framework Deed. As of December 31, 2022 and December 31, 2021 five and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which four and four companies, respectively, owned container vessels.

Gain on Derivative Instruments

As of December 31, 2022, we hold 28 interest rate derivatives and two cross currency rate swaps, all of which qualify for hedge accounting. As a result, the change in the fair value of each instrument is recorded in “Other Comprehensive Income” (“OCI”). As of December 31, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $44.9 million. During the three-month period ended December 31, 2022, a loss of $1.3 million has been included in OCI and a gain of $0.1 million has been included in Gain on Derivative Instruments.

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Furthermore, as of December 31, 2022, we hold six Forward Freight Agreements (“FFAs”) and one Bunker Swap agreement, none of which qualify for hedge accounting. As a result, the change in the fair value of such instruments is recorded in the consolidated statements of operations. As of December 31, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $0.1 million. During the three-month period ended December 31, 2022, a net gain of $0.1 million was included in Gain on Derivative Instruments.

Cash Flows

Three-month periods ended December 31, 2022 and 2021

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2021	2022
Net Cash Provided by Operating Activities	$165.4	$124.4
Net Cash Provided by / (Used in) Investing Activities	$(110.2)	$81.9
Net Cash Used in Financing Activities	$-	$(110.6)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2022, decreased by $41.0 million to $124.4 million, from $165.4 million for the three-month period ended December 31, 2021. The decrease is mainly attributable to the decreased cash from operations of $7.3 million, by the increased payments for interest (including swap net receipts) of $8.9 million during the three-month period ended December 31, 2022 compared to the three-month period ended December 31, 2021, by the increased dry-docking and special survey costs of $7.2 million during the three-month period ended December 31, 2022 compared to the three-month period ended December 31, 2021 and by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $0.5 million.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $81.9 million in the three-month period ended December 31, 2022, which mainly consisted of proceeds we received from (i) the sale of three container vessels and (ii) the maturity of part of our short-term investments in US Treasury Bills; partly off-set by payments for the purchase of short-term investments in US Treasury Bills and payments for upgrades for certain of our container and dry bulk vessels.

Net cash used in investing activities was $110.2 million in the three-month period ended December 31, 2021, which mainly consisted of (i) payments for the acquisition of six secondhand dry bulk vessels, (ii) settlement payments for the delivery of seven secondhand dry bulk vessels, (iii) settlement payment for one secondhand container vessel which was delivered in January 2022, (iv) advance payment for the acquisition of one secondhand dry bulk vessel, which was delivered in January 2022, and (v) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from (i) the sale of two container vessels and (ii) the sale of 1,221,800 ordinary shares of ZIM that we owned.

Net Cash Used in Financing Activities

Net cash used in financing activities was $110.6 million in the three-month period ended December 31, 2022, which mainly consisted of (a) $95.3 million net payments relating to our debt financing agreements (including proceeds of $197.9 million we received from three of our debt financing agreements), (b) $10.0 million we paid for dividends to holders of our common stock for the third quarter of 2022 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from July 15, 2022 to October 14, 2022.

Net cash used in financing activities was nil in the three-month period ended December 31, 2021, which mainly consisted of (a) $20.0 million net proceeds relating to our debt financing agreements (including proceeds of $159.1 million we received from our debt financing agreements), (b) $10.8 million we paid for dividends to holders of our common stock for the third quarter of 2021 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from July 15, 2021 to October 14, 2021.

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Year ended December 31, 2022 compared to the year ended December 31, 2021

During the years ended December 31, 2022 and 2021, we had an average of 116.7 and 83.6 vessels, respectively, in our fleet.

In the year ended December 31, 2022, we accepted delivery of (i) the secondhand container vessel Dyros with a TEU capacity of 4,578 and (ii) the secondhand dry bulk vessels Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, in the year ended December 31, 2022, we sold the container vessels Messini, Sealand Michigan, Sealand Illinois and York with an aggregate TEU capacity of 22,402, and the dry bulk vessel Thunder, with DWT of 57,334.

Furthermore, during the fourth quarter of 2022, CBI commenced operations. CBI charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions.

In the year ended December 31, 2021, (i) we accepted delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380, the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio, Porto Germeno, and Gialova with an aggregate TEU capacity of 49,909; and we sold the container vessels Halifax Express, Prosper, Venetiko, ZIM Shanghai and ZIM New York with an aggregate TEU capacity of 22,306 and (ii) we acquired (a) the 75% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Kortia and Cape Sounio and (b) the 51% equity interest of York in each of the 11,010 TEU container vessels Cape Tainaro, Cape Artemisio and Cape Akritas and as a result we obtained 100% of the equity interest in each of these five vessels.

In addition, in the year ended December 31, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by entities affiliated with our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos did not receive a profit as a result of the acquisition. The sixteen dry bulk vessels (Pegasus, Builder, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta) that were part of the acquisition had an aggregate DWT of 932,329 and were delivered to us during the year ended December 31, 2021. In addition, in the year ended December 31, 2021, we accepted delivery of another twenty-seven secondhand dry bulk vessels (Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo, Thunder, Equity, Cetus, Curacao, Rose, Bermondi, Titan I, Orion, Merchia, Damon, Pythias, Hydrus and Phoenix) with an aggregate DWT of 1,388,422.

In the years ended December 31, 2022 and 2021, our fleet ownership days totaled 42,595 and 30,525 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

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Consolidated Financial Results and Vessels’ Operational Data (1)

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2021	2022	Change	Change

Voyage revenue	$793.6	$1,113.9	$320.3	40.4%
Voyage expenses	(13.3)	(49.1)	35.8	n.m.
Voyage expenses – related parties	(11.1)	(15.4)	4.3	38.7%
Vessels’ operating expenses	(180.0)	(269.2)	89.2	49.6%
General and administrative expenses	(9.4)	(12.4)	3.0	31.9%
Management and agency fees – related parties	(29.6)	(46.7)	17.1	57.8%
General and administrative expenses – non-cash component	(7.4)	(7.1)	(0.3)	(4.1%)
Amortization of dry-docking and special survey costs	(10.4)	(13.5)	3.1	29.8%
Depreciation	(137.0)	(166.0)	29.0	21.2%
Gain on sale of vessels, net	45.9	126.3	80.4	175.2%
Vessels’ impairment loss	-	(1.7)	1.7	n.m.
Foreign exchange gains	0.1	3.2	3.1	n.m.
Interest income	1.6	5.9	4.3	n.m.
Interest and finance costs	(86.1)	(122.2)	36.1	41.9%
Gain on sale of equity securities	60.2	-	(60.2)	n.m.
Income from equity method investments	12.8	2.3	(10.5)	(82.0%)
Dividend income from investment in equity securities	1.8	-	(1.8)	n.m.
Other	4.6	3.7	(0.9)	(19.6%)
Gain / (loss) on derivative instruments	(1.2)	2.7	3.9	n.m.
Net Income	$435.1	$554.7

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2021	2022	Change	Change

Voyage revenue	$793.6	$1,113.9	$320.3	40.4%
Accrued charter revenue	(11.3)	(2.6)	8.7	77.0%
Amortization of time charter assumed	(0.4)	0.2	0.6	n.m.
Voyage revenue adjusted on a cash basis (1)	$781.9	$1,111.5	$329.6	42.2%

Vessels’ operational data	Year ended December 31,			Percentage
	2021	2022	Change	Change

Average number of vessels	83.6	116.7	33.1	39.6%
Ownership days	30,525	42,595	12,070	39.5%
Number of vessels under dry-docking and special survey	15	23	8

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Segmental Financial Summary

Year ended December 31, 2021
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels (2)	Other	Total
Voyage revenue	$678.3	$115.3	$-	$793.6
Voyage expenses	(7.1)	(6.2)	-	(13.3)
Voyage expenses – related parties	(9.6)	(1.5)	-	(11.1)
Vessels’ operating expenses	(151.5)	(28.5)	-	(180.0)
General and administrative expenses	(8.2)	(1.2)	-	(9.4)
Management fees – related parties	(24.9)	(4.7)	-	(29.6)
General and administrative expenses – non-cash component	(6.3)	(1.1)	-	(7.4)
Amortization of dry-docking and special survey costs	(10.3)	(0.1)	-	(10.4)
Depreciation	(125.8)	(11.2)	-	(137.0)
Gain on sale of vessels, net	45.9	-	-	45.9
Foreign exchange gains	0.1	-	-	0.1
Interest income	1.6	-	-	1.6
Interest and finance costs	(81.9)	(4.2)	-	(86.1)
Gain on sale of equity securities	-	-	60.2	60.2
Income from equity method investments	-	-	12.8	12.8
Dividend income from investment in equity securities	-	-	1.8	1.8
Other	4.3	0.3	-	4.6
Loss on derivative instruments	(1.1)	(0.1)	-	(1.2)
Net Income	$303.5	$56.8	$74.8	$435.1

Year ended December 31, 2022
	Container	Dry bulk
(Expressed in millions of U.S. dollars)	vessels	vessels	CBI	Other	Eliminations	Total
Voyage revenue	$797.4	$316.1	$0.4	$-	$-	$1,113.9
Intersegment voyage revenue	-	0.8	-	-	(0.8)	-
Voyage expenses	(11.4)	(37.6)	(0.1)	-	-	(49.1)
Intersegment voyage expenses	-	-	(0.8)	-	0.8	-
Voyage expenses – related parties	(11.4)	(4.0)	-	-	-	(15.4)
Vessels’ operating expenses	(169.4)	(99.8)	-	-	-	(269.2)
General and administrative expenses	(7.7)	(4.4)	(0.3)	-	-	(12.4)
Management and agency fees– related parties	(27.0)	(16.9)	(2.8)	-	-	(46.7)
General and administrative expenses - non-cash component	(4.4)	(2.7)	-	-	-	(7.1)
Amortization of dry-docking and special survey costs	(11.8)	(1.7)	-	-	-	(13.5)
Depreciation	(126.3)	(39.7)	-	-	-	(166.0)
Gain on sale of vessels, net	122.8	3.5	-	-	-	126.3
Vessels’ impairment loss	-	(1.7)	-	-	-	(1.7)
Foreign exchange gains	2.2	1.0	-	-	-	3.2
Interest income	3.6	2.3	-	-	-	5.9
Interest and finance costs	(101.9)	(20.3)	-	-	-	(122.2)
Income from equity method investments	-	-	-	2.3	-	2.3
Other	2.3	1.4	-	-	-	3.7
Gain on derivative instruments	1.5	1.1	0.1	-	-	2.7
Net Income / (Loss)	$458.5	$97.4	$(3.5)	$2.3	$-	$554.7

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(2) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

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Voyage Revenue

Voyage revenue increased by 40.4%, or $320.3 million, to $1,113.9 million during the year ended December 31, 2022, from $793.6 million during the year ended December 31, 2021. The increase is mainly attributable to (i) revenue earned by one container vessel and three dry bulk vessels acquired during the first quarter of 2022, (ii) revenue earned by 16 container vessels and 43 dry bulk vessels acquired during the year ended December 31, 2021 and (iii) increased charter rates in certain of our container vessels during the year ended December 31, 2022 compared to the year ended December 31, 2021; partly off-set (i) by revenue not earned by four container vessels and one dry bulk vessel sold during the year ended December 31, 2022, (ii) by revenue not earned by five container vessels sold during the year ended December 31, 2021 and (iii) by decreased charter rates in certain of our dry bulk vessels during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 42.2%, or $329.6 million, to $1,111.5 million during the year ended December 31, 2022, from $781.9 million during the year ended December 31, 2021. Accrued charter revenue for the years ended December 31, 2022 and 2021 was a negative amount of $2.6 million and $11.3 million, respectively.

Voyage Expenses

Voyage expenses were $49.1 million and $13.3 million for the years ended December 31, 2022 and 2021, respectively. Voyage expenses increased year over year partially due to the increased number of vessels in our fleet, and mainly include (i) fuel consumption mainly related to our dry bulk vessels, (ii) third party commissions, (iii) port expenses and (iv) canal tolls.

Voyage Expenses – related parties

Voyage expenses – related parties were $15.4 million and $11.1 million for the years ended December 31, 2022 and 2021, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.5 million and $1.3 million, in the aggregate, for the years ended December 31, 2022 and 2021, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $269.2 million and $180.0 million during the years ended December 31, 2022 and 2021, respectively. Daily vessels’ operating expenses were $6,321 and $5,896 for the years ended December 31, 2022 and 2021, respectively. The increase in the daily operating expenses during the year ended December 31, 2022 is mainly attributable to increased crew costs related to COVID-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $12.4 million and $9.4 million during the years ended December 31, 2022 and 2021, respectively, and include $2.7 million and $2.5 million, respectively, that were paid to a related manager.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $43.9 million and $29.6 million during the years ended December 31, 2022 and 2021, respectively. Furthermore, during the fourth quarter of 2022 agency fees of $2.8 million, in aggregate, charged by three related agents in connection with the operations of CBI.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the year ended December 31, 2022 amounted to $7.1 million, representing the value of the shares issued to a related party manager on March 30, 2022, on June 30, 2022, on September 30, 2022 and on December 30, 2022. General and administrative expenses – non-cash component for the year ended December 31, 2021 amounted to $7.4 million, representing the value of the shares issued to a related party manager on March 31, 2021, on June 30, 2021, on September 30, 2021 and on December 30, 2021.

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Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $13.5 million and $10.4 million during the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, 18 vessels underwent and completed their dry-docking and special survey and five vessels were in the process of completing their dry-docking and special survey. During the year ended December 31, 2021, 14 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the years ended December 31, 2022 and 2021 was $166.0 million and $137.0 million, respectively.

Gain on Sale of Vessels, net

During the year ended December 31, 2022, we recorded an aggregate gain of $126.3 million from the sale of the container vessels Messini, Sealand Michigan, Sealand Illinois and York (vessels classified as held for sale during the fourth quarter of 2021) and the dry bulk vessel Thunder (vessel classified as held for sale during the first quarter of 2022). During the year ended December 31, 2021, we recorded a net gain of $45.9 million from the sale of the container vessels Prosper (asset held for sale at March 31, 2021), Halifax Express (asset held for sale at December 31, 2020), Venetiko (asset held for sale at March 31, 2021 and June 30, 2021), ZIM Shanghai (asset held for sale as at June 30, 2021 and September 30, 2021) and ZIM New York (asset held for sale as at June 30, 2021 and September 30, 2021).

Vessels’ Impairment Loss

During the year ended December 31, 2022, we recorded an impairment loss in relation to four of our dry bulk vessels in the amount of $1.7 million, in the aggregate. During the year ended December 31, 2021, no impairment loss was recorded.

Vessels Held for Sale

During the year ended December 31, 2022, the container vessels Sealand Washington and Maersk Kalamata were classified as vessels held for sale. No loss on vessels held for sale was recorded during the year ended December 31, 2022, since each vessel’s fair value less cost to sell, exceeded each vessel’s carrying value. During the year ended December 31, 2021, the container vessels Messini, Sealand Illinois, Sealand Michigan and York were classified as vessels held for sale. No loss on vessels held for sale was recorded since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $5.9 million and $1.6 million for the years ended December 31, 2022 and 2021, respectively.

Interest and Finance Costs

Interest and finance costs were $122.2 million and $86.1 million during the years ended December 31, 2022 and 2021, respectively. The increase is mainly attributable to the increased average loan balances and increased financing costs during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Gain on Sale of Equity Securities / Dividend Income from Investment in Equity Securities

The gain on sale of equity securities of $60.2 million for the year period ended December 31, 2021, represents the difference between the aggregate sale price of 1,221,800 ordinary shares of ZIM as compared to the book value of these shares as of December 31, 2020. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. Furthermore, in the year ended December 31, 2021, we received a dividend from ZIM in the amount of $1.8 million.

Income from Equity Method Investments

Income from equity method investments for the year ended December 31, 2022, was $2.3 million ($12.8 million for the year ended December 31, 2021), representing our share of the income in jointly owned companies set up pursuant to the Framework Deed. As of December 31, 2022 and December 31, 2021 five and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which four and four companies, respectively, owned container vessels. The decreased income from equity method investments in the year ended December 31, 2022 compared to the year ended December 31, 2021 is mainly attributable to the recorded capital gain on the sale of one jointly owned container vessel during the third quarter of 2021 and to the decreased number of container vessels jointly owned with York during 2022 compared to 2021.

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Gain / (loss) on Derivative Instruments

As of December 31, 2022, we hold 28 interest rate derivatives and two cross currency rate swaps, all of which qualify for hedge accounting. As a result, the change in the fair value of each instrument is recorded in “Other Comprehensive Income” (“OCI”). As of December 31, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $44.9 million. During the year ended December 31, 2022, a gain of $48.7 million has been included in OCI and a loss of $0.2 million has been included in Gain / (loss) on Derivative Instruments.

Furthermore, as of December 31, 2022, we hold six FFAs and one Bunker Swap agreement, none of which qualify for hedge accounting. As a result, the change in the fair value of such instruments is recorded in the consolidated statements of operations. As of December 31, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $0.1 million and a net gain of $0.1 million has been included in Gain / (loss) on Derivative Instruments during the year ended December 31, 2022.

Cash Flows

Years ended December 31, 2022 and 2021

Condensed cash flows	Years ended December 31,
(Expressed in millions of U.S. dollars)	2021	2022
Net Cash Provided by Operating Activities	$466.5	$581.6
Net Cash Provided by / (Used in) Investing Activities	$(787.5)	$42.5
Net Cash Provided by / (Used in) Financing Activities	$482.6	$(166.1)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2022, increased by $115.1 million to $581.6 million, from $466.5 million for the year ended December 31, 2021. The increase is mainly attributable to increased cash from operations of $329.6 million; partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $14.0 million, by the increased payments for interest (including swap net payments) of $24.7 million during the year ended December 31, 2022 compared to the year ended December 31, 2021 and by the increased dry-docking and special survey costs of $19.4 million during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $42.5 million in the year ended December 31, 2022, which mainly consisted of proceeds we received from (i) the sale of four container vessels and one dry bulk vessel and (ii) the maturity of part of our short-term investments in US Treasury Bills; partly off-set by (i) payments for the acquisition of two secondhand dry bulk vessels, (ii) settlement payment for the delivery of one secondhand dry bulk vessel, (iii) payments for the purchase of short-term investments in US Treasury Bills and (iv) payments for upgrades for certain of our container and dry bulk vessels.

Net cash used in investing activities was $787.5 million in the year ended December 31, 2021, which mainly consisted of (i) net payments for the acquisition of the 75% equity interest in two companies and of the 51% equity interest in three companies, previously jointly owned with York pursuant to the Framework Deed, (ii) payments for the delivery of two newbuild container vessels, (iii) settlement payments for the acquisition of three secondhand container vessels, (iv) payments for the acquisition of six secondhand container vessels and 41 dry bulk vessels, (v) payment for the acquisition of one secondhand container vessel which was delivered in January 2022, (vi) advance payments for the acquisition of one secondhand dry bulk vessel, which was delivered in January 2022 (vii) payments for the acquisition of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos in accordance with the Share and Purchase agreement dated June 14, 2021 (agreed to acquire the equity interest of these companies at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities) and (viii) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from (i) the sale of 1,221,800 ordinary shares of ZIM that we owned, (ii) the sale of five container vessels and (iii) return of capital we received from one entity jointly -owned with York pursuant to the Framework Deed.

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Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $166.1 million in the year ended December 31, 2022, which mainly consisted of (a) $30.0 million net proceeds relating to our debt financing agreements (including proceeds of $1,014.3 million we received from our debt financing agreements), (b) $60.1 million we paid for the re-purchase of 4.7 million of our common shares, (c) $88.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2021, the first quarter of 2022, the second quarter of 2022 and the third quarter of 2022 (including a special dividend paid to holders of our common stock of $46.7 million for the first quarter of 2022) and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2021 to January 14, 2022, January 15, 2022 to April 14, 2022, April 15, 2022 to July 14, 2022 and July 15, 2022 to October 14, 2022.

Net cash provided by financing activities was $482.6 million in the year ended December 31, 2021, which mainly consisted of (a) $570.0 million net proceeds relating to our debt financing agreements (including proceeds we received (i) from the issuance of €100.0 million unsecured bond on the Athens Exchange and (ii) from our debt financing agreements of an amount of $1,103.1 million), (b) $40.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2020, the first quarter of 2021, the second quarter of 2021 and the third quarter of 2021 and (c) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2020 to January 14, 2021, January 15, 2021 to April 14, 2021, April 15, 2021 to July 14, 2021 and July 15, 2021 to October 14, 2021.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of December 31, 2022, we had Cash and cash equivalents (including restricted cash) of $811.6 million and $120.0 million invested in short-dated US Treasury Bills (Short-term investments). Furthermore, as of December 31, 2022, our liquidity stood at $973.2 million including (a) our share of cash amounting to $4.5 million held in joint venture companies set up pursuant to the Framework Deed and (b) $37.1 million of available undrawn funds from one hunting license facility.

Debt-free vessels

As of February 8, 2023, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
Containerships
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
SEALAND WASHINGTON	2000	6,648
ETOILE	2005	2,556
MICHIGAN	2008	1,300
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed.

Conference Call details:

On Wednesday, February 8, 2023 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until February 15, 2023. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 8914429.

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Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 49 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity of approximately 531,000 TEU (including one vessel that we have agreed to sell) and 45 dry bulk vessels with a total capacity of approximately 2,436,000 DWT. The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment and utilizes hedging solutions. Four of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture companies in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

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Containership Fleet List

The table below provides additional information, as of February 8, 2023, about our fleet of containerships, including the vessel we have agreed to sell, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI (ex. COSCO GUANGZHOU)	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN (ex. COSCO NINGBO)	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS	MSC	2013	8,827	35,300	January 2026
25	MSC ATHOS	MSC	2013	8,827	45,300	February 2026(7)
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(8)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(9)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(10)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(11)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(12)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	March 2029(13)
32	MAERSK KLEVEN	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(14)
33	MAERSK KOTKA	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(14)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	COSCO/MSC	1996	7,403	31,000/41,500	March 2026(15)
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
39	SEALAND WASHINGTON(iii)	-	2000	6,648	vessel agreed to be sold
40	ZIM VIETNAM (ex. MAERSK KOLKATA)	ZIM	2003	6,644	53,000	October 2025
41	ZIM AMERICA (ex. MAERSK KINGSTON)	ZIM	2003	6,644	53,000	October 2025
42	ARIES	(*)/(*)	2004	6,492	(*)/58,500	March 2026(16)
43	ARGUS	(*)/(*)	2004	6,492	(*)/58,500	April 2026(17)

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	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
44	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
45	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
46	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
47	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(18)
48	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(18)
49	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(19)
50	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(19)
51	OAKLAND	CMA CGM	2000	4,890	21,000	May 2023
52	GIALOVA	ZIM	2009	4,578	25,500	April 2024
53	DYROS	Maersk	2008	4,578	22,750	January 2024
54	NORFOLK	Maersk	2009	4,259	30,000	May 2023
55	VULPECULA	OOCL/ZIM	2010	4,258	22,700/43,250 (on average)	March 2028(20)
56	VOLANS	ZIM	2010	4,258	24,250	April 2024
57	VIRGO	Maersk	2009	4,258	30,200	February 2024
58	VELA	OOCL/ZIM	2009	4,258	22,700/43,250 (on average)	March 2028(21)
59	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
60	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
61	ULSAN	Maersk	2002	4,132	34,730	January 2026
62	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024(22)
63	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025(22)
64	LAKONIA	COSCO	2004	2,586	26,500	March 2025
65	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	June 2023
66	ETOILE	(*)/(*)	2005	2,556	(*)/(*)	March 2026(23)
67	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
68	MONEMVASIA(i)	CMA CGM	1998	2,472	17,300	April 2023
69	ARKADIA(i)	Swire Shipping	2001	1,550	21,500	May 2023
70	MICHIGAN	MSC/(*)	2008	1,300	18,700/(*)	October 2025(24)
71	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(25)
72	LUEBECK	MSC/(*)	2001	1,078	15,000/(*)	April 2026(26)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(9)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(10)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

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(11)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(12)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(13)	Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025, at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.
(14)	The current daily rate of each of Maersk Kleven and Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon redelivery of each vessel from Maersk between June 2023 and October 2023, each vessel will commence a new charter with MSC for a period of 36 to 38 months at a fixed daily rate of $41,500.
(15)	Upon redelivery of Kure from COSCO between March 2023 and July 2023, the vessel will commence a new charter with MSC for a period of 36 to 38 months at a daily rate of $41,500. Until then the daily charter rate will be $31,000.
(16)	Vessel’s daily charter rate will be $58,500 from March 2023. Until then the vessel is chartered at an undisclosed rate.
(17)	Vessel’s daily charter rate will be $58,500 from April 2023. Until then the vessel is chartered at an undisclosed rate.
(18)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(19)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(20)	Vulpecula is currently chartered to OOCL at a daily rate of $22,700. Upon redelivery of the vessel from OOCL in March 2023 (earliest estimated redelivery date per charterparty terms) the vessel will commence a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(21)	Vela is currently chartered to OOCL at a daily rate of $22,700. Upon redelivery of the vessel from OOCL in March 2023 (earliest estimated redelivery date per charterparty terms) the vessel will commence a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(22)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(23)	Etoile is currently chartered at an undisclosed rate until March 2023, at the earliest. Upon redelivery of the vessel from its current charterer the vessel will commence a new charter with a leading liner company for a period of 36 to 39 months at an undisclosed rate.
(24)	Michigan is currently chartered to MSC at a daily rate of $18,700 until October 2023, at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(25)	Trader is currently chartered at an undisclosed rate until October 1, 2024, at the earliest. Upon redelivery of the vessel from its current charterer the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(26)	Luebeck is currently chartered to MSC at a daily rate of $15,000 until April 2024, at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning companies.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessel that we have agreed to sell.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

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Dry Bulk Vessel Fleet List

The table below provides information, as of February 8, 2023, about our fleet of dry bulk vessels.

	Vessel Name	Year Built	Capacity (DWT)
1	AEOLIAN	2012	83,478
2	GRENETA	2010	82,166
3	HYDRUS	2011	81,601
4	PHOENIX	2012	81,569
5	BUILDER	2012	81,541
6	FARMER	2012	81,541
7	SAUVAN	2010	79,700
8	ROSE	2008	76,619
9	MERCHIA	2015	63,800
10	SEABIRD	2016	63,553
11	DAWN	2018	63,530
12	ORION	2015	63,473
13	DAMON	2012	63,227
14	TITAN I	2009	58,090
15	ERACLE	2012	58,018
16	PYTHIAS	2010	58,018
17	NORMA	2010	58,018
18	ORACLE	2009	57,970
19	CURACAO	2011	57,937
20	URUGUAY	2011	57,937
21	ATHENA	2012	57,809
22	SERENA	2010	57,266
23	LIBRA	2010	56,729
24	PEGASUS	2011	56,726
25	MERIDA	2012	56,670
26	CLARA	2008	56,557
27	PEACE	2006	55,709
28	PRIDE	2006	55,705
29	BERMONDI	2009	55,469
30	COMITY	2010	37,302
31	VERITY	2012	37,163
32	PARITY	2012	37,152
33	ACUITY	2011	37,149
34	EQUITY	2013	37,071
35	DISCOVERY	2012	37,019
36	TAIBO	2011	35,112
37	BERNIS	2011	34,627
38	MANZANILLO	2010	34,426
39	ADVENTURE	2011	33,755
40	ALLIANCE	2012	33,751
41	CETUS	2010	32,527
42	PROGRESS	2011	32,400
43	MINER	2010	32,300
44	KONSTANTINOS	2012	32,178
45	RESOURCE	2010	31,776

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Consolidated Statements of Income

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2021	2022	2021	2022

	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:
Voyage revenue	$793,639	$1,113,859	$283,918	$265,431

EXPENSES:
Voyage expenses	(13,311)	(49,069)	(5,831)	(15,055)
Voyage expenses – related parties	(11,089)	(15,418)	(3,750)	(3,692)
Vessels’ operating expenses	(179,981)	(269,231)	(60,665)	(70,901)
General and administrative expenses	(9,405)	(12,440)	(3,445)	(3,150)
Management and agency fees – related parties	(29,621)	(46,735)	(9,682)	(13,867)
General and administrative expenses – non-cash component	(7,414)	(7,089)	(1,891)	(1,388)
Amortization of dry-docking and special survey costs	(10,433)	(13,486)	(2,869)	(4,027)
Depreciation	(136,958)	(165,998)	(40,948)	(41,762)
Gain on sale of vessels, net	45,894	126,336	27,819	105,086
Vessels’ impairment loss	-	(1,691)	-	(1,691)
Foreign exchange gains / (losses)	29	3,208	(118)	2,653
Operating income	$441,350	$662,246	$182,538	$217,637

OTHER EXPENSES:
Interest income	$1,587	$5,956	$33	$4,863
Interest and finance costs	(86,047)	(122,233)	(25,254)	(35,789)
Income from equity method investments	12,859	2,296	854	703
Gain on sale of equity securities	60,161	-	2,017	-
Dividend income from investment in equity securities	1,833	-	-	-
Other	4,624	3,729	993	1,430
Gain / (loss) on derivative instruments	(1,246)	2,698	(27)	5,332
Total other expenses	$(6,229)	$(107,554)	$(21,384)	$(23,461)
Net Income	$435,121	$554,692	$161,154	$194,176
Earnings allocated to Preferred Stock	(31,068)	(31,068)	(7,767)	(7,767)
Non-controlling interest	-	263	-	263
Net Income available to common stockholders	$404,053	$523,887	$153,387	$186,672

Earnings per common share, basic and diluted	$3.28	$4.26	$1.24	$1.53
Weighted average number of shares, basic and diluted	123,070,730	122,964,358	123,737,763	121,983,112

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COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2021	As of December 31, 2022
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$276,002	$718,049
Restricted cash	8,856	9,768
Short-term investments	-	120,014
Accounts receivable	20,978	26,943
Inventories	21,365	28,039
Due from related parties	-	3,838
Fair value of derivatives	-	25,660
Insurance claims receivable	3,970	5,410
Asset held for sale	78,799	55,195
Time charter assumed	198	199
Accrued charter revenue	7,361	10,885
Prepayments and other	8,595	10,622
Total current assets	$426,124	$1,014,622
FIXED ASSETS, NET:
Right-of-use assets	$191,303	$-
Vessels and advances, net	3,650,192	3,666,861
Total fixed assets, net	$3,841,495	$3,666,861
NON-CURRENT ASSETS:
Equity method investments	$19,872	$20,971
Deferred charges, net	31,859	55,035
Accounts receivable, non-current	5,076	5,261
Restricted cash	68,670	83,741
Fair value of derivatives, non-current	3,429	37,643
Accrued charter revenue, non-current	8,183	11,627
Time charter assumed, non-current	667	468
Other non-current assets	1,666	-
Total assets	$4,407,041	$4,896,229
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$272,365	$320,114
Accounts payable	18,865	18,155
Due to related parties	1,694	2,332
Finance lease liabilities	16,676	-
Accrued liabilities	27,304	51,551
Unearned revenue	23,830	25,227
Fair value of derivatives	6,876	2,255
Other current liabilities	2,417	3,456
Total current liabilities	$370,027	$423,090
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$2,169,718	$2,264,507
Finance lease liabilities, net of current portion	99,689	-
Fair value of derivatives, net of current portion	7,841	13,655
Unearned revenue, net of current portion	33,867	34,540
Total non-current liabilities	$2,311,115	$2,312,702
COMMITMENTS AND CONTINGENCIES
Temporary equity	$-	$3,487
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Treasury stock	-	(60,095)
Additional paid-in capital	1,386,636	1,423,954
Retained earnings	341,482	746,658
Accumulated other comprehensive income / (loss)	(2,231)	46,421
Total stockholders’ equity	$1,725,899	$2,156,950
Total liabilities and stockholders’ equity	$4,407,041	$4,896,229

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Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Voyage revenue	$793,639	$1,113,859	$283,918	$265,431

Accrued charter revenue (1)	$(11,303)	$(2,631)	$(14,473)	$(3,413)
Amortization of time-charter assumed	$(424)	$198	$39	$50
Voyage revenue adjusted on a cash basis (2)	$781,912	$1,111,426	$269,484	$262,068

Adjusted Net Income available to common stockholders (3)	$289,873	$405,274	$112,070	$74,837
Weighted Average number of shares	123,070,730	122,964,358	123,737,763	121,983,112
Adjusted Earnings per share (3)	$2.36	$3.30	$0.91	$0.61

Net Income	$435,121	$554,692	$161,154	$194,176
Net Income available to common stockholders	$404,053	$523,887	$153,387	$186,672
Weighted Average number of shares	123,070,730	122,964,358	123,737,763	121,983,112
Earnings per share	$3.28	$4.26	$1.24	$1.53

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-months and the years ended December 31, 2022 and 2021. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Net Income	$435,121	$554,692	$161,154	$194,176
Earnings allocated to Preferred Stock	(31,068)	(31,068)	(7,767)	(7,767)
Non-Controlling Interest	-	263	-	263
Net Income available to common stockholders	404,053	523,887	153,387	186,672
Accrued charter revenue	(11,303)	(2,631)	(14,473)	(3,413)
General and administrative expenses - non-cash component	7,414	7,089	1,891	1,388
Amortization of Time charter assumed	(424)	198	39	50
Realized loss on Euro/USD forward contracts	460	2,323	434	517
Gain on sale of vessels, net	(45,894)	(126,336)	(27,819)	(105,086)
Vessels’ impairment loss	-	1,691	-	1,691
Non-recurring, non-cash write-off of loan deferred financing costs	964	3,309	601	914
Gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	(5,726)	-	-	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,246	(2,698)	27	(5,332)
Non-recurring payments for loan cancellation fees	-	1,032	-	26
Gain on sale of equity securities	(60,161)	-	(2,017)	-
Other non-cash items	(756)	(2,590)	-	(2,590)
Adjusted Net Income available to common stockholders	$289,873	$405,274	$112,070	$74,837
Adjusted Earnings per Share	$2.36	$3.30	$0.91	$0.61
Weighted average number of shares	123,070,730	122,964,358	123,737,763	121,983,112

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized loss on Euro/USD forward contracts, gain on sale of vessels, net, vessels’ impairment loss, gain on sale of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring payments for loan cancellation fees, gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

21